Crédit Agricole Securities (USA) Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2020
(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings/(Accumulated Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholder's Equity
Balance - Jan 1, 2020	$ 10	$ 643,794	$ 91,977	$ (7,428)	$ 728,353
Net income	-	-	44,987	-	44,987
Other comprehensive income: Losses from pension and other post-retirement benefits, (net of $208 tax)	-	-	-	(1,175)	(1,175)
Balance - Dec 31, 2020	$ 10	$ 643,794	$ 136,964	$ (8,603)	$ 772,165

See notes to financial statements.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act.